                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                      FORM 6-K

                              REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                          SECURITIES EXCHANGE ACT OF 1934


                          For the month of November, 1998

                        Sparkling Spring Water Group Limited
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                    One Landmark Square, Stamford CT, USA 06901
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                      (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]



                    Form 20-F        X            Form 40-F
                                   -----                         -----



     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]



                    Yes                           No               X
                                   -----                         -----


     On November 16, 1998 Sparkling Spring Water Group Limited issued a press release announcing its 3rd Quarter 1998 Financial Results.


     Exhibit I Press release dated November 16, 1998 announcing 3rd Quarter 1998 Financial Results.

               SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


          Sparkling Spring Water Group Limited


                         By:
                                        ----------------------------
                         Name:          David M. Arnold
                         Title:         Vice President Finance, Treasurer


Date:
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